SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------------------------------------------
                             Washington, D.C. 20549





                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                  Merisel, Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    589849108
                                ----------------
                                 (CUSIP Number)


           Judith A. Witterschein, Vice President & Corporate Counsel
         Stonington Partners, Inc., 767 Fifth Avenue, New York, NY 10153
                                 (212) 339-8536
         ---------------------------------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                 October 6, 1997
                                ----------------
             (Date of Event which Requires Filing of this Statement)

 ................................................................................


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box |_|.

                                       13D

CUSIP No. 589849108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Phoenix Acquisition Company II, L.L.C.
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             ------------------------------------------------------------------

|_|      (b)
             ------------------------------------------------------------------

(3)      SEC Use Only
                       --------------------------------------------------------

(4)      Source of Funds (See Instructions)  OO
                                             ----------------------------------
         ----------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
         ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                               --------------------------------

     Number of             (7)      Sole Voting Power  5,985,621 Shares
      Shares                                           ---------------------
   Beneficially                     ----------------------------------------
     Owned by              (8)      Shared Voting Power
       Each                                            ---------------------
     Reporting             (9)      Sole Dispositive Power  5,985,621 Shares
      Person                                                ----------------
       With                         ----------------------------------------
                           (10)     Shared Dispositive Power
                                                             ---------------
                                    ----------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         5,985,621 Shares
         -----------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                      ---------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)  16.60%
                                                             ------------------
         ----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)  OO
                                                      -------------------------

                                       13D

CUSIP No. 589849108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stonington Capital Appreciation 1994 Fund, L.P.
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             ------------------------------------------------------------------

|_|      (b)
             ------------------------------------------------------------------

(3)      SEC Use Only
                       --------------------------------------------------------

(4)      Source of Funds (See Instructions)  OO
                                             ----------------------------------
         ----------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
         ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                               --------------------------------

     Number of             (7)      Sole Voting Power
      Shares                                           ---------------------
   Beneficially                     ----------------------------------------
     Owned by              (8)      Shared Voting Power 5,985,621 Shares
       Each                                            ---------------------
     Reporting             (9)      Sole Dispositive Power
      Person                                                ----------------
       With                         ----------------------------------------
                           (10)     Shared Dispositive Power 5,985,621 Shares
                                                             ---------------
                                    ----------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         5,985,621 Shares
         -----------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                      ---------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)  16.60%
                                                             ------------------
         ----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)  PN
                                                      -------------------------

                                                        13D

CUSIP No. 589849108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stonington Partners, L.P.
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             ------------------------------------------------------------------

|_|      (b)
             ------------------------------------------------------------------

(3)      SEC Use Only
                       --------------------------------------------------------

(4)      Source of Funds (See Instructions)  OO
                                             ----------------------------------
         ----------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
         ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                               --------------------------------

     Number of             (7)      Sole Voting Power
      Shares                                           ---------------------
   Beneficially                     ----------------------------------------
     Owned by              (8)      Shared Voting Power 5,985,621 Shares
       Each                                            ---------------------
     Reporting             (9)      Sole Dispositive Power
      Person                                                ----------------
       With                         ----------------------------------------
                           (10)     Shared Dispositive Power 5,985,621 Shares
                                                             ---------------
                                    ----------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         5,985,621 Shares
         -----------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                      ---------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)  16.60%
                                                             ------------------
         ----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)  PN
                                                      -------------------------

                                       13D

CUSIP No. 589849108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stonington Partners, Inc. II
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             ------------------------------------------------------------------

|_|      (b)
             ------------------------------------------------------------------

(3)      SEC Use Only
                       --------------------------------------------------------

(4)      Source of Funds (See Instructions)  OO
                                             ----------------------------------
         ----------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
         ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                               --------------------------------

     Number of             (7)      Sole Voting Power
      Shares                                           ---------------------
   Beneficially                     ----------------------------------------
     Owned by              (8)      Shared Voting Power 5,985,621 Shares
       Each                                            ---------------------
     Reporting             (9)      Sole Dispositive Power
      Person                                                ----------------
       With                         ----------------------------------------
                           (10)     Shared Dispositive Power 5,985,621 Shares
                                                             ---------------
                                    ----------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         5,985,621 Shares
         -----------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                      ---------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)  16.60%
                                                             ------------------
         ----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)  CO
                                                      -------------------------

                                       13D

CUSIP No. 589849108

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stonington Partners, Inc.
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
             ------------------------------------------------------------------

|_|      (b)
             ------------------------------------------------------------------

(3)      SEC Use Only
                       --------------------------------------------------------

(4)      Source of Funds (See Instructions)  OO
                                             ----------------------------------
         ----------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
         ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization  Delaware
                                               --------------------------------

     Number of             (7)      Sole Voting Power
      Shares                                           ---------------------
   Beneficially                     ----------------------------------------
     Owned by              (8)      Shared Voting Power 5,985,621 Shares
       Each                                            ---------------------
     Reporting             (9)      Sole Dispositive Power
      Person                                                ----------------
       With                         ----------------------------------------
                           (10)     Shared Dispositive Power 5,985,621 Shares
                                                             ---------------
                                    ----------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         5,985,621 Shares
         -----------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                      ---------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)  16.60%
                                                             ------------------
         ----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)  CO
                                                      -------------------------

         This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 29, 1997 by Phoenix Acquisition Company II, L.L.C. ("Phoenix"), Stonington Capital Appreciation 1994 Fund, L.P. (the "Fund"), Stonington Partners, L.P. ("Stonington L.P.), Stonington Partners, Inc. II ("Stonington II") and Stonington Partners, Inc. ("Stonington"). This Amendment No. 1 is filed with respect to the shares of common stock, par value $0.01 per share (the "Shares"), of Merisel, Inc., a Delaware corporation (the "Company").

         On September 19, 1997, Phoenix entered into a Stock and Note Purchase Agreement (the "Agreement") with the Company and Merisel Americas, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Merisel Americas"), pursuant to which Phoenix purchased from the Company 4,901,316 Shares (the "Purchased Shares") for $14.9 million. Also pursuant to the Agreement Phoenix acquired a Convertible Promissory Note (the "Note") from the Company and Merisel Americas for $137.1 million. The Note will automatically convert into approximately 45,098,684 Shares (the "Conversion Shares") (the Purchased Shares and the Conversion Shares equal approximately 62.4% of the outstanding Shares) upon a favorable stockholder vote and satisfaction of certain other conditions.

         The Fund made a Hart-Scott-Rodino Pre-merger Notification filing with the U.S. Department of Justice with respect to the acquisition by Phoenix of the Conversion Shares. On September 29, 1997, the waiting period for Hart-Scott-Rodino Pre-merger Notification expired. On October 6, 1997 Phoenix sent a conversion notice to the Company requesting that $3,296,285.70 be converted into 1,084,305 Shares so as to increase its ownership to 16.60% of the then outstanding Shares after giving effect to the issuance.

         Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


         (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 5,985,621 Shares constituting 16.60% of the then outstanding Shares after giving effect to the issuance (the percentage of Shares owned being based upon 30,078,495 Shares outstanding at August 8, 1997 as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997 plus the 4,901,316 Shares reported on the Schedule 13D filed September 29, 1997 and the 1,084,305 Shares reported in this Statement). The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

                                             APPROXIMATE PERCENTAGE OF
NAME            NUMBER OF SHARES            THE THEN OUTSTANDING SHARES
----            ----------------            ---------------------------

Phoenix             5,985,621                         16.60%


         The Fund, as the sole member of Phoenix may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 5,985,621 Shares.

         Stonington L.P., as the general partner of the Fund may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 5,985,621 Shares. Stonington L.P. disclaims beneficial ownership of such Shares for all other purposes.

         Stonington II, as the general partner of Stonington L.P. may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 5,985,621 Shares. Stonington II disclaims beneficial ownership of such Shares for all other purposes.

         Stonington, as the management company of the Fund may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 5,985,621 Shares. Stonington disclaims beneficial ownership of such Shares for all other purposes.

         (b) Phoenix has the sole power to vote or direct the vote of 5,985,621 Shares and the sole power to dispose or direct the disposition of such Shares. The Fund, Stonington L.P., Stonington II and Stonington may be deemed to share with Phoenix the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         (c) Other than the purchase reported on this Statement, there have been no transactions in the Shares by the Reporting Persons or the individuals listed in Item I above during the past sixty days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed herewith:

         A. Joint Filing Agreement.

                                   SIGNATURES


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: October 10, 1997

                         PHOENIX ACQUISITION COMPANY II, L.L.C.
                         By:  Stonington Capital Appreciation 1994
                                  Fund, L.P., its sole member
                         By:  Stonington Partners, L.P., its general partner
                         By:  Stonington Partners, Inc. II, its general partner


                         By:      /s/  Judith A. Witterschein
                              ------------------------------------------
                         Name:     Judith A. Witterschein
                         Title:    Vice President & Secretary


                         STONINGTON CAPITAL APPRECIATION 1994
                              FUND L.P.
                         By:  Stonington Partners, L.P., its general partner
                         By:  Stonington Partners, Inc. II, its general partner


                         By:    /s/  Judith A. Witterschein
                              ------------------------------------------
                         Name:     Judith A. Witterschein
                         Title:    Vice President & Secretary


                         STONINGTON PARTNERS, L.P.
                         By:  Stonington Partners, Inc. II, its general partner


                         By:    /s/  Judith A. Witterschein
                              ------------------------------------------
                         Name:     Judith A. Witterschein
                         Title:    Vice President & Secretary

                         STONINGTON PARTNERS, INC. II

                         By:    /s/  Judith A. Witterschein
                              ------------------------------------------
                         Name:     Judith A. Witterschein
                         Title:    Vice President & Secretary


                         STONINGTON PARTNERS, INC


                         By:    /s/  Judith A. Witterschein
                              ------------------------------------------
                         Name:     Judith A. Witterschein
                         Title:    Vice President & Secretary

                                  EXHIBIT INDEX


                  A.       Joint Filing Agreement.

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT



         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Merisel, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement this 10th day of October, 1997.

                         PHOENIX ACQUISITION COMPANY II, L.L.C.
                         By:  Stonington Capital Appreciation 1994
                              Fund, L.P., its sole member
                         By:  Stonington Partners, L.P., its general partner
                         By:  Stonington Partners, Inc. II, its general partner


                         By:      /s/  Judith A. Witterschein
                              ------------------------------------------
                         Name:     Judith A. Witterschein
                         Title:    Vice President & Secretary


                         STONINGTON CAPITAL APPRECIATION 1994
                         FUND L.P.
                         By:  Stonington Partners, L.P., its general partner
                         By:  Stonington Partners, Inc. II, its general partner


                         By:    /s/  Judith A. Witterschein
                              ------------------------------------------
                         Name:     Judith A. Witterschein
                         Title:    Vice President & Secretary


                         STONINGTON PARTNERS, L.P.
                         By:  Stonington Partners, Inc. II, its general partner


                         By:    /s/  Judith A. Witterschein
                              ------------------------------------------
                         Name:     Judith A. Witterschein
                         Title:    Vice President & Secretary

                          STONINGTON PARTNERS, INC. II



                          By:    /s/  Judith A. Witterschein
                              ------------------------------------------
                          Name:     Judith A. Witterschein
                          Title:    Vice President & Secretary


                          STONINGTON PARTNERS, INC


                          By:    /s/  Judith A. Witterschein
                              ------------------------------------------
                          Name:     Judith A. Witterschein
                          Title:    Vice President & Secretary